
LOOSID™
Live Sober. Love Sober.

INVEST IN **LOOSID**

The Sober Social Network.

LEAD INVESTOR



Sergey Guberman

While reflecting on my past experiences, I realized that helping others has always been second nature to me. I see investing in Loosid as the choice I can make to take another step in the direction of creating positive change.

It is less important to me that I financially benefit from this decision, and more important to me that Loosid helps real people make real changes in their lives.

I want to be a great example to my friends, my children, and all those who surround me and make my loved ones proud. I have spent many years working with companies and organizations that were established for the purposes of a greater good and I think my passion and my professional experiences will benefit potential investors.

Invested $250,000 this round

loosidapp.com Miami Florida

Technology | B2C | Mobile Apps | Entertainment | Subscription

Highlights

1. 150,000+ installs * 325,000+ monthly sessions * 5,000 4 & 5 Star Reviews

2. Fast Company Most Innovative Companies * Webby Award Finalist * PRNEWS Platinum PR Awards Finalist

3. *Very Well Mind Best Sobriety/Recovery App

4. 2.2 million support and community messages * 2.7 million dating interactions

5. Day 7 iOS retention is 15% vs. dating category average of 11.4%

6. Global Dating app revenue grew by 306% from 2015-2021. Expected to grow to $5 billion by 2025.

7. The treatment industry is expected to grow from $42 billion in 2020 to $53 billion by 2025.

8. 300M people have an alcohol use disorder, 38% of adults battle an illicit drug use disorder.

Our Team



Mj Gottlieb Co-Founder & CEO

MJ is a lifelong entrepreneur, having owned and operated five businesses and one not-for profit foundation over the last 31 years. He is a leading recovery advocate and has been sober since March 21, 2012.



Zhanna Basina Co-Founder

Zhanna is Co-Founder of Loosid. She also founded a (now) 2,000+ employee, $60M PE backed healthcare conglomerate with 8X EBITDA EXIT in the process of her second exit. Her personal struggle within her family was the catalyst for starting Loosid with MJ.



Nina Hendricks COO

Nina has been a leader in the the operational space for 15+ years, and a fierce recovery advocate to create impact and change in success outcomes for those struggling with addiction.



Gary O'Neil Creative Director



Gary is a leader who believes that great companies are built by great teams. From his 31 years of experience leading teams, he understands that ideas are great but execution is king & being customer-centric is the biggest key to success.



Brady Pejerrey Chief Technology Officer

Brady has been working in the computer programming field for 20+ years. Brady is on charge of the architectural design for Loosid, as well as overseeing implementation during the development and deployment cycles.



Rafael Palma Head of Development

Rafael has been leading mobile based development teams for more than a decade. He brings high quality standards to lead a high quality team!



Steven Schilt Community Manager

Steve oversees the Loosid community and heads up the Loosid Ambassador Program. Everyone knows Steve!

The Loosid Story


W
LOOSID About Video
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LOOSID

My name's MJ Gottlieb, and I'm the Co-Founder of Loosid.

I have been sober since March 21, 2012 but began my first attempt at sobriety in the late 1990's. I was fortunate enough to have lost everything.

I crawled back into the recovery rooms and said the three words no addict wants to say, "I need help."

It's no coincidence that the three words no one wants to say is the same three words that will save their life.

Recovery is like a glass of water. If you come in with dirty water, there is no room for clean water to come in. The only thing to do is empty your cup.



In 2017, my dear friend Zhanna (Basina), whose entire family has been ravaged by addiction, was looking at acquiring treatment centers & I was helping her in an advisory capacity.

Looking at the sheer volume of people struggling, I felt that even if we were to open up 1,000 treatment centers, we would be putting inch-long band aids on an ever-growing global wound.

With 300M+ suffering from alcohol use disorders worldwide and 95M+ suffering from substance use disorder (US alone) we needed to come up with a better solution to connect all those people struggling and provide the resources they need to get help.

Quite frankly, the statistics are STAGGERING.


U.S.
23.5
MILLION
RECOVERY
U.S.
95.3
MILLION
ADDICTION


10% of American Adults (23.5M) Report Being in Recovery rom Substance Abuse or Addiction
-Partnership at drugfree.org, New York State Office of Alcoholism and Substance Abuse Services (OASAS)
About 38% of adults. In 2017 battled an illicit drug use disorder
-Key Substance Use Mental Health Indicators in the United States: Results from the 2017 National Survey on Drug Use and Health
Worldwide
300
MILLION
ALCOHOL ABUSE
About 300 million people throughout the world have an alcohol use disorder.
- 2021 Recovery Worldwide, LLC
U.S.
75.9
MILLION
SOBER
30% of American Adults don't consume alcohol
National Epidemiologic Survey on Alcohol and Related Conditions (NESARC)

We needed to dream bigger. What's more, we needed to connect with people through the one thing nearly everyone has... their phones. And hence Loosid was born.


THE SOBER SOCIAL NETWORK
The Digital Platform That Celebrates Sobriety
LOOSID
LIVE SOBER. LOVE SOBER.

What is Loosid?

Loosid is the most comprehensive sobriety app currently available in the market.

Loosid App is a self-funded startup providing a comprehensive, free application for anyone interested in living a sober life.

Loosid provides those struggling with sobriety the virtual help and support they need (community and professional). The vast majority of our 145,000+ members are in recovery or actively seeking help with treatment of their addiction. It's our duty to give those fighting addiction the opportunity to maintain their sobriety.


Purpose in Design
A SOCIAL GOOD APP
Every day people lose their battles with addiction, proving that we need the support of a strong sober community to succeed.
300 Million
People worldwide have an alcohol use disorder
95.3 Million
American adults battled an illicit drug use disorder
Loosid provides free tools to help those struggling with addiction. It's our obligation and duty to give those fighting to maintain their sobriety every chance they can get.

(1) Consumer-facing app:


Loosid Tour
Home Feed
Skip
LOOSID APP MAIN FEATURES
Loosid is a Social Network for the Sober community, welcoming anyone interested in living a sober life. Loosid provides its members with comprehensive features to navigate and maintain their sobriety.
Community
Connect and engage with other members, post photos, sobriety tips and more.
0%
Boozeless Guides™
Access to 1000's of live and virtual events, sober travel options and restaurants that offer alcohol-free drink options.
Treatment Guides
Find Professional Help in our Treatment Center & Tele Help Guides.
Recovery Voices
Recovery Voices features in depth and compelling conversations with subject matter experts in the field of addiction.
Daily Sober Tips
Daily Sober Tips sent directly to your phone to keep your recovery on track.
Sober Dating
Sober & Single? Tap on Dating and get ready to mingle!
SAM™
Your solution for post-care and alumni tracking. Changing the relationship between the patient and treatment centers one day at a time
Daily Gratitude
Start your day on a positive note sharing with the Loosid community what you are grateful for.
Sobriety Tracker
Track your days & celebrate milestones with Loosid's Sobriety Day Counter.
© Loosid App LLC 2022

(2) B2B SaaS product for Treatment Centers:


SAM – Sobriety & Addiction Mentor™
Track Sobriety
Real time measures of patient
Recognition
Emotional recognition through
Branding
Custom branding and connection
Alumni Events
Information front and center in


during and after treatment.
personal touch-points
to treatment center
the app so your alumni never miss an event
Stay Connected 24/7/365
Changing the relationship between the patient and treatment centers one day at a time
SAM
Sobriety & Addiction Mentor
Daily Sober Health Check
Get Started!

Loosid's newest technology, SAM - Sobriety & Addiction Mentor™, creates a seamless experience once leaving treatment.

Through emotional recognition and programmatic touchpoints, SAM's™ interactive 365+ day journey provides treatment facilities full, measurable visibility by integrating a comprehensive backend admin control panel for daily post-care and alumni tracking.

Additionally, users can create a network of alumni, staff and important contacts on their personalized dashboard, encouraging engagement and retention. Loosid is committed to saving lives by providing ever evolving sober support.

Getting buzz without being buzzed

We have great early traction.


The Facts Speak For Themselves
LOOSID BY THE NUMBERS
145K+
100K+
2.2Mill+

Installs To Date | Friendships Initiated | Support and Community Messages

After developing our initial MVP, we think the most important thing we did is LISTEN TO OUR MEMBERS, as reflected in our customer reviews.

We are strong believers that we should never build a product that we like or want. We need to build a product that our customers want.



Ratings & Reviews
See All
4.7
out of 5
4,810 Ratings
KACConstruction, 07/05/2022
Absolutely need this app in my sobriety
This app is awesome! I'm 31 months into this sobriety journey. I'm an Alcoholic who needed as many spiritual tools as possible. This app has helped me share my experiences with getting, maintaining and developing relationships with sobriety. I've met some wonderful friends on this app. I love all the features from audio interviews to the sober spotlight! This app keeps me accountable each morning with a gratitude list, daily check in with moods and digital journaling. If you're unsure what to do about getting sober check out this app. Ask questions in the app. Get real life experience with sobriety. Thank you Loosid team! And Loosid community! Love it!
Loosid = Community
Jul 5
Jeni_bear
I have been using Loosid for almost a year now and I love the community I have found there. It's a place to support others and get support. I have made life-long friends though the app. I highly suggest to anyone looking for an online community to support your sobriety, whatever you are getting sober from.
jenniferp607, 12/10/2021
Sobriety comradeship
I seen this app come across my facebook feed and I had to check it out. I strongly encourage those that are new to recovery or are struggling to check out this app. It's great for those who are sober, sober curious, or wanting the sober life. Daily encouragement and affirmations as well as difficult topics are discussed here. Many, many wise people that have been through the stuff offer great advice are right here on this app! I love it.
katie bradley
April 2, 2022
Very good tips. An interactive daily way to keep you accountable and sober. Help when you are struggling and a hand up when you fall. I'd highly recommend it to anyone struggling with addiction of any kind. It's got a lot of good solid advice and caring people!
Jonathan Krush
September 26, 2022
Great way to stay connected to people in the sober community . And it's FREE free .
Colby
May 15, 2022
It's different, that's for sure, but innovative and exactly what we need right now to help people of all ages, but especially the younger kids that may find help within this app. I recommend that everyone gets this app so everyone can be educated and communicate with people affected by alcoholism and addiction in the many ways it affects almost every single human being on this planet, one way or another! Great job
SoberinSoFloLee, 12/09/2021
Love it!
All I was looking for was a sobriety tracking app. What I found is a great community of diverse people coming together to discuss sobriety. The diversity is tremendous, and to me

145K+	100K+	2.2Mill+
Installs To Date	Friendships Initiated	Support and Community Messages

After developing our initial MVP, we think the most important thing we did is LISTEN TO OUR MEMBERS, as reflected in our customer reviews.

LISTEN TO OUR MEMBERS, as reflected in our customer reviews.

We are strong believers that we should never build a product that we like or want. We need to build a product that our customers want.



Ratings & Reviews
See All
4.7
out of 5
4,810 Ratings
KACConstruction, 07/05/2022
Absolutely need this app in my sobriety
This app is awesome! I'm 31 months into this sobriety journey. I'm an Alcoholic who needed as many spiritual tools as possible. This app has helped me share my experiences with getting, maintaining and developing relationships with sobriety. I've met some wonderful friends on this app. I love all the features from audio interviews to the sober spotlight! This app keeps me accountable each morning with a gratitude list, daily check in with moods and digital journaling. If you're unsure what to do about getting sober check out this app. Ask questions in the app. Get real life experience with sobriety. Thank you Loosid team! And Loosid community! Love it!
Loosid = Community
Jul 5
Jeni_bear
I have been using Loosid for almost a year now and I love the community I have found there. It's a place to support others and get support. I have made life-long friends though the app. I highly suggest to anyone looking for an online community to support your sobriety, whatever you are getting sober from.
jenniferp607, 12/10/2021
Sobriety comradeship
I seen this app come across my facebook feed and I had to check it out. I strongly encourage those that are new to recovery or are struggling to check out this app. It's great for those who are sober, sober curious, or wanting the sober life. Daily encouragement and affirmations as well as difficult topics are discussed here. Many, many wise people that have been through the stuff offer great advice are right here on this app! I love it.
katie bradley
April 2, 2022
Very good tips. An interactive daily way to keep you accountable and sober. Help when you are struggling and a hand up when you fall. I'd highly recommend it to anyone struggling with addiction of any kind. It's got a lot of good solid advice and caring people!
Jonathan Krush
September 26, 2022
Great way to stay connected to people in the sober community . And it's FREE free .
Colby
May 15, 2022
It's different, that's for sure, but innovative and exactly what we need right now to help people of all ages, but especially the younger kids that may find help within this app. I recommend that everyone gets this app so everyone can be educated and communicate with people affected by alcoholism and addiction in the many ways it affects almost every single human being on this planet, one way or another! Great job LOOSID!!!
SoberinSoFloLee, 12/09/2021
Love it!
All I was looking for was a sobriety tracking app. What I found is a great community of diverse people coming together to discuss sobriety. The diversity is tremendous, and to me is what makes it such a special community. Whether you are a teenager that is first realizing that alcohol/drugs is a problem, or a 12 stepper with 20 plus years of sobriety, I think you will enjoy and learn something from listening and conversing with the community. I joined a few months ago with a very narrow mind when it came to how to get sober. Thanks to Loosid, I have so many more tools in my toolbox.
alyssa carr
May 25, 2021
I am very impressed with this app. It is the first recovery app I've used and it'll be hard to top it if I try out another one. I love the tip of the day. They are very relevant if you work a 12 step program. My absolute favorite feature is in the Boozeless Concierge, the online events. There are so many to choose from for all different subjects to help maintain or really get yourself started with your recovery. The events vary from meditations, mindfulness, yoga, therapeutic groups, etc
Tracy lykins
August 28, 2022
Loving the ability to never feel alone I found it two years ago and it still keeps my interest

As a result of our growth and our impact, we've received significant accolades, and attention in the press.

We've been featured in the *Wall Street Journal, the New York Times, Forbes, Good Morning America, Reuters, Mashable, Fast Company* and many more publications

and media outlets.



THE WALL STREET JOURNAL.

English Edition ▾ | Print Edition | Video | Podcasts | Latest Headlines | More ▾

GEAR & GADGETS

Looking for Love Post-Lockdown? Niche Dating Apps Are the Next Big Thing

Designed to pair up pet owners, runners, vegetarians, gamers and even astrology zealots, super-specific dating apps are helping singles find common ground quickly now that we're no longer confined

Loosid co-founder MJ Gottlieb.
PHOTO: GETTY IMAGES (POLAROID)

For the Substance-Free

After six years of sobriety, MJ Gottlieb knew he needed to find a better way to date. "Nine out of 10 times the woman would say, 'Oh, my God, You don't drink? How are we going to have any fun?" he said of prospective partners, explaining that "it is a huge trigger when the person on the other end of the table is slinging drinks."

In 2018, Mr. Gottlieb co-founded Loosid, a free dating and friendship app for those committed to sobriety. "When you're dealing with alcoholism or addiction, it is a life or death situation and we wanted to create a safe place for people to connect and engage in the dating space," he said. Post-lockdown, the free app has seen a roughly 3,500% increase in messages among its 120,000 users. The platform has five different sections including a Tinder-like dating portion where you can accept or reject a potential match by hitting an X or a check; a Facebook-like wall where people post milestones about their sobriety and lives; and a "sober hotline" where users "can very clearly see if somebody needs help and can respond right away," Mr. Gottlieb said. Loosid also offers resources like a directory of over 17,500 addiction treatment centers and tele-help centers, plus a social calendar of booze-free events happening across the country and online.



Forbes

SOCIAL MEDIA

Social Media App Loosid Sees An Uptick In Sober Dating Numbers

In the Covid-19 era when reports suggest more Americans subjected to lockdowns are struggling with excessive alcohol consumption, one social media app is welcoming users looking to date in a world of sobriety.



Our Mission. Your money.


LOOSID
sober
Venture
backed

This is not just a cute shirt 👆 Our mission is to be backed by the sober

community and all who choose to support us.

You will not find a startup team that is more passionate about, and dedicated to, our mission -- of helping millions of people to get sober and stay sober.

As a result, our team at Loosid is 100% committed to keeping the community section of Loosid free for our users... FOREVER.



RECOVERY
Market data estimates that the drug alcohol and other addictions treatment industry is expected to grow from USD 42 Billion in 2020 to $53 Billion by 2025
Source John LaRosa, February 5, 2020 Marketdata LLC
TELEHEALTH
Telehealth Industry Expected to Grow from $26.4 Billion in 2020 to $70.19 Billion by 2026, at a CAGR of 17.7%
- ResearchAndMarkets.com
Non-Alcoholic Beverage Market
The non-alcoholic beverage market is forecasted to reach USD 1252.54 billion by 2024
- ResearchAndMarkets.com
Dating
Global online dating application market size was valued at USD 7.5 billion in 2021 and is expected to expand at a CAGR of 5.5% from 2022 to 2030
Grand View Research
Health & Wellness
Wellness spending ($4.2 trillion) makes up more than half of the total global health spending ($7.3 trillion)
Global Wellness Institute
MARKET OPPORTUNITY

Over the coming months and years, we will monetize through three primary strategies:

- (1) Loosid Dating
- (2) Loosid B2B platform for Treatment Centers - Meet SAM™!
- (3) (Tasteful!) Advertising

<u>(1) Loosid Dating</u>

Despite only a small percentage of our focus being on dating up until this point, Loosid dating activity shows the incredible need to expand our dating growth model NOW.

In the past 60-days, Loosid retained market leader Moburst Mobile, to provide an independent audit of Loosid's sober dating business model. A full analysis was done of what it would take in order to generate enough revenue to reach cash flow positive.

The full report is available here.

The market for online dating has been exploding over the last few years, industry analysts have forecast the market to grow to $5 billion by 2025.

The popularity of "targeted" dating apps like Christian Mingle, Farmers Only, Glimmer, Jdate and Muzz demonstrate the huge potential in our sobriety-focused community and approach.


Sober Dating
FINDING LOVE IN ALL THE RIGHT PLACES
Online dating revenue
3.08 Billion (2020)
5.05 Billion (2024) Projected
Loosid provides a safe and supportive dating environment where alcohol isn't part of the equation.
Over 2.7 Million Dating Interactions on Loosid App to date
You Matched!
You and Brittanya liked each other.
Start Chatting
More Profiles

(2) Loosid B2B platform for Treatment Centers - Meet SAM™!

The global treatment industry is expected to grow by more than $10 billion by 2025. If Loosid community membership and usage can improve treatment outcomes by even a tiny percentage, this is hugely valuable for treatment centers...

...And also, employers.

SAM provides treatment centers with the solution for post-care alumni tracking.


LOOSID


14
Meet SAM – Your
solution for post-care


Loosid technology programmatically notices when the patient is in trouble
2 Identify who is struggling and needs help before even picking up the phone
3 Contact the patient when they need your help


and alumni tracking.
Changing the relationship between the treatment center & patient one day at a time

---

(3) (Tasteful!) Advertising

We have only just recently begun to dip our toes into the advertising waters. We see advertising as a significant future revenue stream for Loosid.

That being said, everything we do must not only not disrupt the user experience but add value to it.

Such as our most recent brand activation with Soberlink the most reputable alcoholic monitoring device company in the world.


LOOSID
Meaningful AND Tasteful
PARTNERSHIPS
Are you Struggling?
Tap here to get answers to your questions
Loosid Videos
View All
A Tool For Rebuilding Trust in Recovery
Trending
Popular
3 years!
Did anyone else have an issue with isolating? I am
Loosid Video
A Tool For Rebuilding Trust in Recovery
SOBERLINK
Website
Experts in Remote Alcohol Monitoring
About SOBERLINK
Replies
Steve S
So glad to see Loosid having a chat with people who have so much impact in recovery.
Write a reply
soberlink.com
Soberlink: Rebuilding Trust in Recovery
Stay accountable and share your sobriety with a Treatment Professional, family, friends, employer, and anyone else important to you.
Meaningful Partnerships
Soberlink is proud to work with people like our very own Laura Crossett, CADC II, Jay Avery, Founder of Stone Bridge Recovery and MJ Gottlieb, CEO of Loosid App, all of who are in recovery and committed to helping others in recovery.



Loosid believes a major part of its success will come from its relationships with local businesses. In creating a valuable and relevant experience for our members, our objective is to connect them with businesses that align with our core tenet - SOBER FUN!

With sobriety becoming an emerging lifestyle choice, Alcohol Free beverages, like mocktails, have seen an unprecedented rise in popularity.


Ditch Alcohol
It's happening.
Online searches for the word "mocktail" are up 42% over the past year.
Global searches for the phrase "non-alcoholic" are up 81% according to Google Trends.
Non-alcoholic beer is predicted to be a $7 billion worldwide market in about 5 years.
Sales growth of 00 beer has outpaced alcoholic beer 5 to 1 over the past six years.
"Non-Alc has the potential to be the most exciting category within drinks." ~ Distill Ventures


The Numbers Don't Lie
One-third of U.S. adults are non-drinkers.
52% of Americans are trying to drink less alcohol - particularly among consumers in their 20's and 30's.
67% of people in the 25-34yr range are trying to reduce their alcohol intake.
Most frequent consumers of low and no-alcohol drinks are 21 - 44 years old.
Queries on Pinterest for sober living are up +746%.
30% of people drink on special occasions, or once every couple weeks.
40% of global consumers desire to decrease alcohol consumption for health reasons.
The non-alcoholic beverage market size was 154 billion in 2015 expected to reach 2020 Billion by 2021.
The market for low to zero-alcohol beverages is expected to increase 32% between 2018 and 2022.
American alcohol consumption has declined for 3 years in a row.

Further advertising opportunities, include an array of **Boozeless Guides**, including non-alcoholic drinks, restaurant guides and sober events!


Boozeless Guides™
How It Works
Sign up at
BoozelessGuides@loosidapp.com
Set up your Enhanced Profile
• Pictures
• Descriptions
• Links
Enhanced Profile
Photo Carousel
Address & map
Website
Phone number
Email
Hours
Price
Cuisine
Description
What We Offer
Enhanced profile options
Top positioning on app
Loosid AF (Alcohol Free) Materials Kit
To help you group your sales
In App Sponsorship opportunities
Social Media Promotion
Click Here For Information
Your Boozeless Concierge™ to an alcohol-free lifestyle.
Luigi's

Join us!

This is the first outside capital we've raised to build Loosid. Up until this point, our founders have invested $5M+ of our own money.

We are currently raising $1.235M.


WE ARE RAISING CAPITAL
TO ACCELERATE GROWTH
MARKETING SPEND FOR SUBSCRIBER INSTALLS
EXPANDING DEVELOPMENT TEAM TO MANAGE USER SCALE
PUBLIC RELATIONS, MEDIA CREATION & CAMPAIGN MANAGEMENT

We have big dreams. Today, we have 146,000 users. Tomorrow, we want 146 million.

We want to put a dent in addiction. Globally.

And we believe that the best way to do this is to build a big business.

We're committed to always putting our users at the center of everything we do. And so, we're opening up this opportunity to invest in Loosid to all of you.

Investing in startups is always risky, and you should never invest more than you can afford to lose.

But if you would like to become an owner of Loosid, we would be honored for you to become an investor.


Projected Revenue Acceleration
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
MOST LIKELY
ACQUIRED ZONE
2023
2024
2025
2026
2027

21X ROI UPON EXIT BASED ON YEAR 5 EXIT (380M)

VALUATION BASED ON 12.6 REVENUE MULTIPLE


*SEE COMPS LOOSID INVESTOR DECK

> ***The projections above are forward-looking and cannot be guaranteed.***

The "Links" to the future...

- A full breakdown of the investment can be found in the **Loosid Investment Deck**.
- 5 year pro-formas can be found **here.**
- Valuations and EXIT plan can be found **here**.

(*The valuations above are forward-looking and cannot be guaranteed.)*

- Use of proceeds can be found **here**.

Since You Scrolled this far...

Oh Wow... You scrolled all the way down here. Very Cool. Here's some last goodies to give you an idea of how we roll...


LOOSID
WE KNOW HOW TO HAVE A BLAST...
WITHOUT GETTING BLASTED
LOOSID
LOOSID


LOOSID
LOOSID
Sober Lounge

We. Know. Branding.

LOOSID

We get really creative about sobriety!


SOBRIETY
CAN BE CHALLENGING.
LOOSID CAN HELP


LOOSID
ADDICTION
DOESN'T DISCRIMINATE
LOOSID CAN HELP

We understand the struggle


LOOSID.
We know how to lighten things up..
YOU DON'T HAVE TO GET BLASTED TO HAVE A BLAST
#LIVESOBER LOVESOBER
LOOSID
YOUR DAYS OF GETTING TRASHED ARE OVER
#LIVESOBER LOVESOBER
LOOSID
SOBRIETY
IN ALL SHAPES, SIZES AND COLORS
LOOSID.
BEING SOBER
IS BETTER TOGETHER
we bring color from the dark
and...
we put the sexy in sober
FIND YOUR SOBER SEXY BEAST
#LIVESOBER LOVESOBER
LOOSID
BADASS SEXY &SOBER
#LIVESOBER LOVESOBER
LOOSID

That is all!!!

With Love,

Team Loosid

🙏🏻❤️

Downloads

Loosid Press Kit 2022 (optimized for web).pdf